BTQ Technologies Appointed Chair of Global Quantum Communications Standards Group as Its Quantum Proof-of-Work Protocol Becomes Official QuINSA Initiative

● BTQ Appointed Chair of Global Standards Group: BTQ has been named Chair of

QuINSA's Quantum Communications Working Group, providing direct influence over the global standards shaping quantum-secure communications and blockchain infrastructure.

● QPoW Officially Adopted: BTQ's proprietary Quantum Proof-of-Work (QPoW) protocol was formally adopted as a key QuINSA initiative, reinforcing BTQ's leadership in developing quantum-secure blockchain solutions.

● First-Mover Advantage in Quantum Security: As governments and industries accelerate quantum adoption, BTQ's leadership role within QuINSA positions the company to shape global standards, expand its competitive moat, and create long-term shareholder value.

Vancouver, British Columbia, June 27, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has been appointed Chair of the newly formed Quantum Communications Working Group under QuINSA (Quantum Information Science and Technology Standardization Alliance). This appointment solidifies BTQ's leadership in the global effort to set the foundational standards for quantum-secure communications and blockchain systems.

QuINSA, launched in 2024, is the world's first private consortium dedicated to establishing industry-driven, de facto standards across quantum computing, communication, and sensing. The inaugural General Assembly, held this week in Seoul, brought together more than 100 experts from 17 countries, representing government, academia, and leading quantum technology firms.

BTQ was formally recognized as a founding member of QuINSA and achieved a significant milestone with the official adoption of its proprietary Quantum Proof-of-Work (QPoW) protocol as a key initiative within the Quantum Communications Coordination Group. QPoW introduces a quantum-secure mechanism for blockchain consensus, designed to future-proof digital infrastructure as quantum capabilities evolve.

Leadership and First-Mover Advantage

● Global Standards Influence: BTQ's appointment as Chair provides direct influence over the technical frameworks and protocols expected to underpin quantum communications and blockchain security worldwide - positioning the company at the forefront of an industry set to reshape global cybersecurity.

● Validation of Proprietary Technology: The endorsement of BTQ's QPoW as an official

QuINSA initiative demonstrates both technical credibility and market relevance, strengthening BTQ's competitive moat in the emerging quantum security landscape.

● Strategic Alignment with Global Policy: With governments and industries accelerating quantum strategies - including Korea's Quantum Science and Technology Industry Act and new U.S. and EU standards - BTQ is aligned to benefit from the push toward interoperable, secure quantum infrastructure.

"Quantum security is no longer a distant concept - it's a strategic priority for nations, industries, and investors," said Olivier Roussy Newton, CEO of BTQ Technologies. "Our leadership role within QuINSA, combined with the adoption of our Quantum Proof-of-Work protocol, underscores BTQ's position as a key architect of the quantum-secure future. We are committed to translating this influence into long-term value for our shareholders."

The General Assembly also featured participation from leading global entities such as SK Telecom, KT, LG Electronics, LIG Nex1, and senior representatives from the U.S., EU, Japan, and Korea. Key discussions focused on accelerating the standardization of quantum communication protocols, quantum-safe networks, and resilient digital infrastructure.

As quantum technologies move beyond research and into commercial application, BTQ is uniquely positioned to capitalize on this inflection point by shaping the global standards that will govern next-generation cybersecurity, digital identity, and blockchain infrastructure.

About QuINSA

As nations around the world strive to unlock the transformative potential of quantum computing, communication, and sensing, the need for harmonized, practical, and industry-driven standards has never been more urgent. QuINSA was founded to meet this demand-by bringing together experts from industry, academia, and government to identify priority areas for de facto standardization and to develop frameworks that enable global interoperability.

At QuINSA, we promote the discovery of emerging standardization needs, facilitate expert engagement, and support testing and certification that reflect real-world applications. We believe that open collaboration, mutual recognition, and inclusive participation are vital to building a resilient and trusted global quantum ecosystem.

Our mission is to serve as a neutral and reliable platform for stakeholders worldwide, shaping practical and widely accepted standards across the quantum landscape. For more information please visit https://www.quinsa-standards.org/niabbs5/

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet.

Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.